UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549






                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 2001


                         Commission File Number 1-15401



                            ENERGIZER HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN






                            ENERGIZER HOLDINGS, INC.
                         533 MARYVILLE UNIVERSITY DRIVE
                           ST. LOUIS, MISSOURI  63141

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Energizer Holdings, Inc. Savings
Investment  Plan




In our opinion, the accompanying statements of net assets available for Plan benefits and the related statements of changes in net assets available for Plan benefits present fairly, in all material respects, the net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 and the nine months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
MAY  24,  2002




                       ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                         DECEMBER 31,
                                    (Dollars in Thousands)



                                                                      2001           2000
                                                                      ----           ----
Assets
     Investments,  at Fair  Value  (Note  2)
          Short-term investments. . . . . . . . . . . . . . . . .  $  8,903       $     30
          Shares in registered investment company . . . . . . . .    42,200         25,930
          Vanguard Index Trust - 500 Portfolio. . . . . . . . . .    62,180 *       54,505 *
          Vanguard Money Market Reserve Fund - Federal Portfolio.    32,472 *       12,164
          Vanguard Wellington Fund Investor Shares. . . . . . . .    32,256 *       16,444
          Vanguard Windsor II Fund Investor Shares. . . . . . . .    29,677 *       16,940
          Vanguard Trust Fund - Investment Contract . . . . . . .    64,548 *       18,204 *
          Common stock- Energizer Holdings, Inc. Stock (Note 5) .    52,404 *       52,600 *
          Common stock- Ralston Purina Company Stock (Note 6) . .         -        118,322 *
          Participant loans . . . . . . . . . . . . . . . . . . .     7,589          7,604
                                                                   --------       --------
             Total Investments. . . . . . . . . . . . . . . . . .   332,229        322,743

     Insurance Company Contracts, at Contract Value (Note 2). . .     7,196         22,706

     Receivables
          Employer contributions. . . . . . . . . . . . . . . . .        25             20
          Participant contributions . . . . . . . . . . . . . . .        76             65
          Interest and dividends receivable . . . . . . . . . . .         -              4
                                                                   --------       --------
             Total Receivables. . . . . . . . . . . . . . . . . .       101             89
                                                                   --------       --------
             Total Assets . . . . . . . . . . . . . . . . . . . .   339,526        345,538

Liabilities
          Accrued administrative expenses . . . . . . . . . . . .        15             53
                                                                   --------       --------
             Total Liabilities. . . . . . . . . . . . . . . . . .        15             53
                                                                   --------       --------


Net Assets Available for Plan Benefits. . . . . . . . . . . . . .  $339,511       $345,485
                                                                   ========       ========

                              See Notes to Financial Statements

*  Investment  represents  5%  or  more  of  Plan's  net  assets.



                     ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  (Dollars in Thousands)



                                                                    YEAR ENDED   NINE MONTHS ENDED
                                                                    DECEMBER 31,    DECEMBER 31,
                                                                      2001             2000
                                                                  --------------  --------------

Additions to Net Assets Attributed to:

     Interest income. . . . . . . . . . . . . . . . . . . . . . . .  $    5,051      $  2,345
     Dividend income. . . . . . . . . . . . . . . . . . . . . . . .       6,468         6,178
     Net appreciation in the fair value of investments. . . . . . .       1,468        17,882
                                                                       --------      --------
                                                                         12,987        26,405

     Contributions
          Employer. . . . . . . . . . . . . . . . . . . . . . . . . .     3,755         2,798
          Employee. . . . . . . . . . . . . . . . . . . . . . . . . .    13,731         9,927
                                                                       ---------     --------
                                                                         17,486        12,725
                                                                       ---------     --------
          Total Additions . . . . . . . . . . . . . . . . . . . . . .    30,473        39,130

Deductions from Net Assets Attributed to:
     Benefits paid. . . . . . . . . . . . . . . . . . . . . . . . . .    36,422        17,641
     Administrative expenses. . . . . . . . . . . . . . . . . . . . .        25            77
                                                                       ---------     --------
          Total Deductions. . . . . . . . . . . . . . . . . . . . . .    36,447        17,718
                                                                       ---------     --------

Net (Decrease)/Increase . . . . . . . . . . . . . . . . . . . . . . .    (5,974)       21,412

Transfer from Ralston Purina Company Savings Investment Plan (Note 1)         -       324,073

Net Assets Available for Plan Benefits

     Beginning of Year. . . . . .  . . . .  . . . .  . . . .  . . . .   345,485             0
                                                                       ---------     --------
     End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .  $339,511      $345,485
                                                                       =========     ========

                             See Notes to Financial Statements

                            ENERGIZER HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

NOTE  1  -  Description of the Plan
--------------------------------------

On April 1, 2000, Energizer Holdings, Inc. (Energizer or the Company) was spun-off from Ralston Purina Company. In conjunction with the spin-off, the Company created the Energizer Holdings, Inc. Savings Investment Plan (the Plan). The net assets available to plan participants associated with Energizer employees were transferred to the Plan, and these individuals are no longer participants in the Ralston Purina Company Savings Investment Plan.

The following is a summary description of the Plan and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Company matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company's intent that the Plan meets the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant's exercise of control over assets in the participant's savings plan account.

PLAN PARTICIPATION - Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to U. S. Federal Insurance Contributions Act tax. Participants are eligible to participate as of the first day of employment and may contribute to the Plan upon enrollment; however, prior to January 1, 2001, one year of covered service was required in order to receive Company matching contributions (see "Contributions" below).

CONTRIBUTIONS - Participants can contribute from 1% to 12% of their compensation in 1% increments on a before-tax basis, subject to Internal Revenue Service
(IRS) limits. Before-tax contributions not exceeding 6% of the participant's compensation are matched 50% by the Company. One year of covered service was required in order to receive Company matching contributions until December 31, 2000. After that date, the one-year service requirement for Company matching contributions was waived.

A participant's after-tax contributions of 1% of compensation receives a Company match of 325% that is credited to a participant's PensionPlus Match Account in the Energizer Holdings, Inc. Retirement Plan, the Company's non-contributory defined benefit pension plan covering substantially all domestic employees. Until December 31, 2000, one year of covered service was required in order to receive the Company match in the PensionPlus Match Account. After this date, a participant does not have to be employed by the Company for at least twelve months to receive the Company matching contribution. Participants may also contribute an additional 1% to 21% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits. Therefore, participants may contribute a total of 1% to 22% of compensation on an after-tax basis.

Combined before-tax and after-tax participant contributions may not exceed 22% of compensation, as limited by federal income tax laws and Plan terms. The total of before-tax, after-tax and Company matching contributions allocated to participants' accounts is limited to the lesser of $35,000 or 25% of the participants' compensation for the calendar year.

INVESTMENT OPTIONS - All participant contributions are invested at the participant's direction in the investment funds offered by the Plan and selected by the participant. The 50% Company match on the participant's first 6% of before-tax contributions is directed to the Energizer ESOP Common Stock Fund (ENR Stock Fund). The Company match may not be transferred to any other investment funds, except as provided by the diversification provision of the Plan applicable to participants who have attained age 55 and completed ten years of Plan participation. If these requirements are met, up to 50% of the Company match may be diversified. A participant's investments in the ENR Stock Fund are fully diversifiable into other funds within the Plan. Participants may also transfer amounts from other investment funds into the ENR Stock Fund.

In 2000, net assets transferred from the Ralston Purina Company Savings Investment Plan to the Plan included investments in the Ralston Purina Common Stock Funds (RAL Stock Fund). The RAL Stock Fund was no longer an investment option after March 31, 2001. See Note 6 for further discussion.

VESTING - Employee before-tax and after-tax contributions and earnings thereon vest immediately, while Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of Company service. Participants are 100% vested in Company matching contributions and earnings thereon after four years of service. In the event of a participant's attainment of age 65, retirement, death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has rendered fewer than four years of service.


PLAN WITHDRAWALS - Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator (see "Plan Administration" below). After-tax contributions and earnings thereon may be withdrawn at any time.

PARTICIPANT LOANS - Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited in the aggregate to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of five years for general-purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

FORFEITURES - Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $67,000 for the year ended December 31, 2001 and $13,000 for the nine months ended December 31, 2000.

PLAN ADMINISTRATION - The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Board, the Company and the Energizer Plans Administration Committee (EPAC), which reviews and determines benefit appeals by participants, have the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals. Management of Plan assets was under the direction of the Energizer Plans Investment Committee (EPIC) until November 2001. As of November 2001, the Board combined EPIC and EPAC into one group called EPAC. Members of the EPAC are Company employees and are appointed by the Company's Board of Directors. Vanguard Fiduciary Trust Company is Trustee of the assets of the Plan. As Trustee, Vanguard Fiduciary Trust Company has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

PLAN TERMINATION - The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

The  significant  accounting  policies followed by the Plan are described below:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual basis of accounting such that income and related assets, and expenses and related liabilities are recognized in the Plan year to which they relate.

INVESTMENT VALUATION - The Plan's investments are stated at fair value, except for insurance company contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The ENR Stock Fund and the RAL Stock Fund are recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Notes receivable from participants are valued at cost, which approximates fair value.

Investments with insurance companies are all benefit-responsive investment contracts reported at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no valuation reserves against contract value for the credit risk of the contract issuer or otherwise. The average yield for the investment contracts was 5.52% for the year ended December 31, 2001 and 6.27% for the nine months ended December 31, 2000. The weighted-average crediting rate for these contracts was 6.08% and 6.49% at December 31, 2001 and 2000, respectively. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Investments that represent 5 percent or more of the Plan net assets are separately identified in the "Statement of Net Assets Available for Plan Benefits".

INCOME RECOGNITION - Interest income is recognized when earned and dividend income is recognized on the date of record. Realized gains and losses are determined using the average cost method.

BENEFIT  PAYMENTS  -  Benefits  are  recorded  when  paid.

USE OF ESTIMATES - The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE  3  -  RELATED  PARTY  AND  PARTY-IN-INTEREST
--------------------------------------------------

The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 2001 and 2000, the Plan held shares of ENR Stock with a market value of $52,404,000 and $52,600,000, respectively. For the year ended December 31, 2001, the Plan purchased $30,923,000 and sold $25,536,000 of ENR Stock. For the nine months ended December 31, 2000, the Plan purchased $15,934,000 and sold $8,670,000 of ENR Stock.

Vanguard Fiduciary Trust Company as Trustee of the Plan's assets is a party-in-interest as defined by ERISA. For Plan assets managed by Vanguard, the Plan held $272,236,000 and $144,217,000 of investment funds and short-term investments at December 31, 2001 and 2000, respectively. Of these investments, the Plan purchased $165,816,000 and sold $68,573,000 for the year ended December 31, 2001 and for the nine months ended December 31, 2000, the Plan purchased $160,309,000 and sold $24,627,000.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of the ERISA statutes.

NOTE  4  -  INCOME  TAX  STATUS
-------------------------------

The Company has requested a determination letter from the Internal Revenue Service to ensure the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). This letter has not been received as of May 24, 2002. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE  5  -  NONPARTICIPANT-DIRECTED  INVESTMENTS
------------------------------------------------

The net assets in nonparticipant-directed investments, which are in the ENR Stock Fund, were $6,300,000 and $5,096,000 at December 31, 2001 and 2000,
respectively. Information about the changes in net assets relating to the nonparticipant-directed investments is as follows:



(in thousands)                                     Year ended    Nine months ended
                                                  December 31,     December 31,
                                                      2001             2000
                                                  -----------      ------------
Changes  in  Net  Assets:
     Contributions. . . . . . . . . . . . . . . . .  $ 3,750          $2,791
     Loan Repayments. . . . . . . . . . . . . . . .      170           1,440
     Dividends and interest income. . . . . . . . .        1             473
     Net appreciation/(depreciation). . . . . . . .     (294)            453
     Benefits paid. . . . . . . . . . . . . . . . .     (344)            (57)
     Transfers to participant-directed investments.   (2,079)             (4)
                                                     --------        --------
     Total. . . . . . . . . . . . . . . . . . . . .  $ 1,204          $5,096
                                                     ========         =======

NOTE  6  -  OTHER  MATTERS
--------------------------

Net assets transferred from the Ralston Purina Company Savings Investment Plan to the Plan included investments in the RAL Stock Fund. Participants were not permitted to make contributions to or transfers to this fund and were required to transfer investments in the RAL Stock Fund to other investment funds of the Plan by March 31, 2001. As of March 31, 2001, all remaining shares of the RAL Stock Fund were sold and the proceeds were invested according to participants' elections.

At December 31, 2000, the RAL Stock Fund represented 34% of the total plan assets. Between January 1, 2001 and March 31, 2001, substantially all of the RAL Stock Fund at December 31, 2000 was transferred to other investment options primarily under current participant investment elections. The remainder in the RAL Stock Fund was withdrawn or forfeited under plan rules as discussed in Note 1.

NOTE  7  -  INVESTMENTS
-----------------------

For the year ended December 31, 2001 and for the nine months ended December 31, 2000, the Plan's investments, including Plan investments held in the Trust, appreciated by $1,468,000 and $17,882,000 respectively, as follows. Amounts include gains and losses on investments sold as well as held during the year and are broken out for investments that represent 5% or more of the Plan's net assets.




(in  thousands)
                                                    Year ended     Nine months ended
                                                December 31, 2001  December 31, 2000
                                                -----------------  -----------------
Net Appreciation/(Depreciation)
in Fair Market Value
-----------------------------------------
     Vanguard Index Trust - 500 Portfolio. . .        $(8,864)        $ (6,909)
     Vanguard Wellington Fund Investor Shares.         (1,083)             269
     Vanguard Windsor II Fund Investor Shares.         (1,633)             875
     Energizer Holdings, Inc. Common Stock . .         (5,289)          45,333
     Ralston Purina Company Common Stock . . .         22,582          (17,785)
     Other . . . . . . . . . . . . . . . . . .         (4,245)          (3,901)
                                                      --------         --------
                                                      $ 1,468         $ 17,882
                                                     =========        =========



                                                         ATTACHMENT I
                                       ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
                                                EIN 43-1863181   PLAN NO. 90342
                                        SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                    As of December 31, 2001
                                                    (Dollars in Thousands)

(A)       (B)                              (C)                                            (D)           (E)
     IDENTITY OF ISSUE,        DESCRIPTION OF INVESTMENT INCLUDING                       COST         CURRENT
     BORROWER, LESSOR, OR      MATURITY DATE, RATE OF INTEREST,                                        VALUE
     SIMILAR PARTY             COLLATERAL, PAR, OR MATURITY VALUE
--------------------------------------------------------------------------------------------------------------

  *  Vanguard Group            Money Market Reserve Fund - Prime Portfolio           $   10,173  $       8,903
  *  Vanguard Group            500 Index Portfolio                                       75,124         62,180
  *  Vanguard Group            Money Market Reserve Fund - Federal Portfolio             32,472         32,472
  *  Vanguard Group            Wellington Fund                                           33,146         32,256
  *  Vanguard Group            Windsor II Fund                                           30,497         29,677
  *  Vanguard Group            International Growth Fund                                 11,837          8,741
  *  Vanguard Group            Investment Contract Trust Fund (Retire. Savings Trust)    64,548         64,548
  *  Vanguard Group            Small Cap Index Fund                                      12,190         11,420
  *  Vanguard Group            Explorer Fund                                              4,305          4,344
  *  Vanguard Group            Bond Market Index                                          6,339          6,364
  *  Vanguard Group            LifeStrategy Conservative Growth Fund                      2,016          1,898
  *  Vanguard Group            LifeStrategy Growth Fund                                   5,645          4,818
  *  Vanguard Group            LifeStrategy Income Fund                                   2,128          2,101
  *  Vanguard Group            LifeStrategy Moderate Growth Fund                          2,768          2,514
                                                                                     ----------  -------------
                               Total Investment in Shares in Registered
                               Investment Company                                       293,188        272,236


  *  Energizer Holdings, Inc   ESOP Common Stock                                         47,923         52,404
                                                                                     ----------  -------------
                               Total Investment in Common Stock                          47,923         52,404

     JP Morgan Chase Bank      Insurance Contract Separate Account
                               (3/31/04 maturity date, 5.95% interest)                    2,513          2,513
     Natwest                   Insurance Contract Separate Account
                               (6/30/02 maturity date, 6.18% interest)                    2,265          2,265
     Rabobank Nederland        Insurance Contract Separate Account
                               (12/31/03 maturity date, 6.75% interest)                   2,418          2,418
                                                                                     ----------  -------------
                               Total Insurance Company Contracts                          7,196          7,196

     Participants              Notes Receivable from Participants
                               (various maturity dates, 6% to 10.5% interest)             7,589          7,589
                                                                                     ----------  -------------
                                                                                     $  355,896  $     339,425
                                                                                     ==========  =============


*Investment  represents  allowable  transaction  with  a  party-in-interest.

Note:  maturity dates on insurance contracts represent the date when either the entire contract matures or the final portion of the contract matures.




                                                         ATTACHMENT II
                                             SCHEDULE OF REPORTABLE TRANSACTIONS *
                               ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN (EIN 43-1863181)
                                                 YEAR ENDED DECEMBER 31, 2001


    (A)                  (B)                       (C)         (D)         (E)     (F)       (G)       (H)           (I)
IDENTITY OF     DESCRIPTION OF ASSET              PURCHASE    SELLING    LEASE   EXPENSE   COST OF   CURRENT         NET
PARTY INVOLVED  (INCLUDE INTEREST RATE            PRICE       PRICE      RENTAL  INCURRED  ASSET     VALUE OF        GAIN
                AND MATURITY IN THE CASE                                         WITH                ASSET ON       (LOSS)
                OF A LOAN)                                                       TRANS-              TRANS-
                                                                                 ACTION              ACTION DATE
------------------------------------------------------------------------------------------------------------------------------

Vanguard Group  Vanguard 500 Index Fund         $34,072,072  $         -   $ -    $  -   $        -   $ 34,072,072  $        -
Vanguard Group  Vanguard 500 Index Fund                   -   17,532,327     -       -    20,163,199    17,532,327  (2,630,872)
Vanguard Group  Vanguard Federal Money Market    45,571,163            -     -       -             -    45,571,163           -
Vanguard Group  Vanguard Federal Money Market             -   25,263,897     -       -    25,263,897    25,263,897           -
Vanguard Group  Vanguard Wellington Fund         20,610,567            -     -       -             -    20,610,567           -
Vanguard Group  Vanguard Wellington Fund                  -    3,715,083     -       -     3,674,940     3,715,083      40,143
Vanguard Group  Vanguard Windsor II Fund         19,391,814            -     -       -             -    19,391,814           -
Vanguard Group  Vanguard Windsor II Fund                  -    5,021,876     -       -     4,999,499     5,021,876      22,377
N/A             Fixed Income Fund                51,046,212            -     -       -             -    51,046,212           -
N/A             Fixed Income Fund                         -   20,211,840     -       -    20,211,840    20,211,840           -
N/A             Energizer ESOP CS Unrestricted   27,002,369            -     -       -             -    27,002,369           -
N/A             Energizer ESOP CS Unrestricted            -   23,113,238     -       -    19,081,507    23,113,238   4,031,731
N/A             Ralston Common Stock                 15,909            -     -       -             -        15,909           -
N/A             Ralston Common Stock                      -  140,919,835     -       -    52,291,300   140,919,835  88,628,535



*  Transactions  or  a  series  of transactions in excess of 5% of the current value of the
   Plan's assets as of the end of the plan  year  as  defined  in section  29  CFR  2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


Pursuant to the requirements of the Securities Exchange Act of 1934, Energizer Holdings, Inc., as Plan Administrator of the Savings investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


ENERGIZER  HOLDINGS,  INC.




By:  /s/ Daniel J. Sescleifer
     Daniel  J.  Sescleifer
     Executive Vice President and Chief Financial Officer


June  28,  2002

                                  EXHIBIT INDEX


Exhibits
----------

23               Consent  of  Independent  Accountants